# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TORTOISE ENERGY INFRASTRUCTURE CORP, CIK 0001268533
CUSIP: 89147L305
Title of class of securities: Mandatory Redeemable Preferred Stock, no par value (CUSIP: 89147L3#5)
Address of issuer's principal executive offices: 5901 College Boulevard, Suite 400, Overland Park, Kansas (KS), 66211
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-15-046565
Filed by CIK 0000901849

## Reporting persons
- The Guardian Life Insurance Company of America: type of reporting person: insurance company (IC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HPS Investment Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: TORTOISE ENERGY INFRASTRUCTURE CORP
Address of issuer's principal executive offices: 5901 College Boulevard, Suite 400, Overland Park, KS, 66211

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

The Guardian Life Insurance Company of America ("Guardian")
HPS Investment Partners, LLC ("HPS")
Address of principal business office or, if none, residence: The business address of Guardian is 10 Hudson Yards, New York, NY 10001. The business address of HPS is 40 West 57th Street, 33rd Floor, New York, NY 10019.
Citizenship: Guardian is organized under the laws of the state of New York and HPS is organized under the laws of the state of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 31, 2024, the Reporting Persons do not beneficially own any shares of Mandatory Redeemable Preferred Stock.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99. Joint Filing Agreement (previously filed).

## Signatures
- The Guardian Life Insurance Company of America: /s/ Joseph Virgilio, Attorney-in-fact, Michael Bessel, Head of Investments Compliance (02/13/2025)
- HPS Investment Partners, LLC: /s/ Joseph Virgilio, Joseph Virgilio, Chief Compliance Officer (02/13/2025)